Exhibit 99.1

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,	As of June 30,
	Notes	2022	2023	2023
		RMB	RMB	US$
ASSETS:
Current assets:
Cash		95,444	115,040	15,865
Restricted cash		5,579	150	21
Short-term investments	4	64,355	63,056	8,696
Accounts receivable, net	5	495,046	495,006	68,264
Prepayments and other current assets		54,921	60,864	8,394
Amounts due from related parties	13	3,876	1,430	197
Total current assets		719,221	735,546	101,437
Non-current assets:
Property and equipment, net		11,450	8,788	1,212
Right-of-use assets, net		5,562	7,719	1,064
Intangible assets, net		101,603	101,516	14,000
Goodwill		65,481	65,481	9,030
Deferred tax assets		12,000	20,466	2,822
Other non-current assets	7	140,300	146,236	20,167
Total non-current assets		336,396	350,206	48,295
Total assets		1,055,617	1,085,752	149,732
LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB489,301 and RMB506,292 (US$69,821) as of December 31, 2022 and June 30,2023, respectively):

Accounts payable		293,281	314,401	43,358
Accrued expenses and other current liabilities	8	125,949	100,755	13,895
Short-term debt	9	65,434	95,705	13,198
Short-term lease liabilities		3,276	4,422	610
Total current liabilities		487,940	515,283	71,061

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB70,100 and RMB 71,174 (US$9,815) as of December 31, 2022 and June 30,2023, respectively):

Long-term debt	9	1,303	1,583	218
Long-term lease liabilities		1,103	2,066	285
Deferred tax liabilities		814	924	127
Other non-current liabilities		66,880	66,601	9,185
Total non-current liabilities		70,100	71,174	9,815
Total liabilities		558,040	586,457	80,876
Commitments and contingencies

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,	As of June 30,
	Notes	2022	2023	2023
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares ((US$0.0001 par value; 300,000,000 Class A ordinary shares authorized, 55,379,583 and 55,379,583 shares issued, and 48,639,660 and 48,639,660 shares outstanding as of December 31, 2022 and June 30, 2023, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2022 and June 30, 2023, respectively; 193,703,370 and 193,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)		43	43	6
Additional paid-in capital		1,885,637	1,889,490	260,573
Accumulated deficit		(1,379,864)	(1,389,512)	(191,622)
Accumulated other comprehensive loss		(4,654)	(1,099)	(152)
Total Quhuo Limited shareholders’ equity		501,162	498,922	68,805
Non-controlling interests		(3,585)	373	51
Total shareholders’ equity		497,577	499,295	68,856
Total liabilities and shareholders’ equity		1,055,617	1,085,752	149,732

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Six Months Ended June 30,
	Notes	2022	2023	2023
		RMB	RMB	US$
Revenues	3	1,863,795	1,736,317	239,449
Cost of revenues		(1,769,867)	(1,669,515)	(230,237)
General and administrative		(99,525)	(81,611)	(11,255)
Research and development		(7,161)	(6,645)	(916)
Gain on disposal of assets, net		4,732	8,916	1,230
Operating loss		(8,026)	(12,538)	(1,729)
Interest income		191	742	102
Interest expense		(3,786)	(2,323)	(320)
Other (loss)/income, net		(8,282)	6,034	832
Loss before income tax		(19,903)	(8,085)	(1,115)
Income tax (expense)/benefit	10	(6,683)	2,395	330
Net loss		(26,586)	(5,690)	(785)
Net loss/(income) attributable to non-controlling interests		1,633	(3,958)	(546)
Net loss attributable to ordinary shareholders of Quhuo Limited		(24,953)	(9,648)	(1,331)
Loss per share:	11
Basic		(0.53)	(0.17)	(0.02)
Diluted		(0.53)	(0.17)	(0.02)
Shares used in loss per share computation:	11
Basic		46,841,258	56,441,811	56,441,811
Diluted		46,841,258	56,441,811	56,441,811
Other comprehensive loss:
Foreign currency translation adjustment		5,295	3,555	490
Comprehensive loss		(21,291)	(2,135)	(295)
Comprehensive loss/(income) attributable to non-controlling interests		1,633	(3,958)	(546)
Comprehensive loss attributable to ordinary shareholders of Quhuo Limited		(19,658)	(6,093)	(841)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of				Accumulated
	outstanding		Additional		other	Quhuo Limited		Total
	ordinary	Ordinary	paid-in	Accumulated	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	shares	capital	deficit	loss *	(deficit)/equity	interests	(deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	46,674,275	37	1,855,897	(1,366,734)	(18,259)	470,941	12,494	483,435
Net loss	—	—	—	(13,130)	—	(13,130)	(3,284)	(16,414)
Other comprehensive loss	—	—	—	—	13,605	13,605	—	13,605
Acquisition of non-controlling interests	9,000,000	6	10,999	—	—	11,005	(12,795)	(1,790)
Exercise of employee share options	495,042	—	165	—	—	165	—	165
Cancellation of exercised options	(1,233,027)	—	(1,186)	—	—	(1,186)	—	(1,186)
Share-based compensation	—	—	19,762	—	—	19,762	—	19,762
Balance as of December 31, 2022	54,936,290	43	1,885,637	(1,379,864)	(4,654)	501,162	(3,585)	497,577
Net loss	—	—	—	(9,648)	—	(9,648)	3,958	(5,690)
Other comprehensive income	—	—	—	—	3,555	3,555	—	3,555
Exercise of employee share options	—	—	—	—	—	—	—	—
Share-based compensation	—	—	3,853	—	—	3,853	—	3,853
Balance as of June 30, 2023	54,936,290	43	1,889,490	(1,389,512)	(1,099)	498,922	373	499,295
Balance as of June 30, 2023 in US$	—	6	260,573	(191,622)	(152)	68,805	51	68,856
*

Accumulative other comprehensive loss includes foreign currency translation adjustment and fair value adjustment of convertible loan for the year ended December 31, 2022 and for six months ended June 30, 2023.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Six Months Ended June 30,
	Notes	2022	2023	2023
		RMB	RMB	US$
Cash flows from operating activities
Net loss		(26,586)	(5,690)	(785)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		3,798	2,927	404
Amortization		10,663	10,128	1,397
Deferred income taxes		(2,987)	(8,356)	(1,152)
Share-based compensation		12,503	3,853	531
Gain on disposals of intangible assets		(14,927)	(8,916)	(1,230)
Changes in fair value of short-term investment		20,424	(1,339)	(185)
Others		(4,869)	(1,687)	(233)
Changes in operating assets and liabilities:
Amounts due to related parties		305	—	—
Accounts receivable		41,288	954	132
Prepayments and other current assets		1,048	(5,619)	(775)
Other non-current assets		10,854	(5,934)	(818)
Accounts payable		(39,384)	21,120	2,913
Accrued expenses and other current liabilities		(21,807)	(21,415)	(2,953)
Lease liabilities		(371)	(48)	(7)
Income taxes payable		7,385	(2,063)	(285)
Other non-current liabilities		(239)	(279)	(38)
Net cash used in operating activities		(2,902)	(22,364)	(3,084)
Cash flows from investing activities
Purchase of short-term investments		(1,054,720)	(60,000)	(8,274)
Proceeds from sales of short-term investments		1,110,157	62,500	8,619
Proceeds from refund of short-term investments		14,982	139	19
Acquisitions of businesses, net of cash acquired		(1,400)	—	—
Other investing activities		—	3,443	475
Purchase of property and equipment		(2,392)	(1,262)	(174)
Acquisitions of intangible assets		(4,509)	(18,470)	(2,547)
Proceeds from disposals of intangible assets		5,213	19,131	2,638
Loans to a related party		(9,097)	—	—
Net cash provided by investing activities		58,234	5,481	756

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Six Months Ended June 30,
	Notes	2022	2023	2023
		RMB	RMB	US$
Cash flows from financing activities
Proceeds from short-term debt		345,476	102,940	14,196
Repayments of short-term debt		(382,500)	(72,940)	(10,059)
Repayments of long-term debt		(4,420)	280	39
Net cash (used in)/provided by financing activities		(41,444)	30,280	4,176
Effect of exchange rate changes on cash and restricted cash		194	770	106
Net increase in cash and restricted cash		14,082	14,167	1,954
Cash and restricted cash, at the beginning of year		30,908	101,023	13,932
Cash and restricted cash, at the end of year		44,990	115,190	15,886
Supplemental disclosures of cash flow information:
Interest paid		3,786	1,325	183
Income tax paid		4,175	2,774	383

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities

Quhuo Limited (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on June 13, 2019. The Company, through its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity, are principally engaged in providing end-to-end operational solutions to on-demand consumer service businesses in industries, including food and grocery delivery, bike-sharing, ride-hailing, housekeeping in the People’s Republic of China (the “PRC”). Quhuo Limited, is a holding company with no substantive operations of its own.

The Company commenced operations through Beijing Quhuo Technology Co., Ltd. in 2012. In preparation of its initial public offering (“IPO”) in the United States, the Company underwent a series of restructuring in 2019 (the “Restructuring”) in order to establish the Company as the parent company and Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”) as the variable interest entity of the Company. On June 14, 2019, the Company incorporated a wholly-owned subsidiary, Quhuo Investment Limited (“Quhuo BVI”) in the British Virgin Islands (“BVI”). On June 17, 2019, the Company incorporated another wholly-owned subsidiary, Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”) in Hong Kong. On July 31, 2019, the Company incorporated a wholly-owned subsidiary, Beijing Quhuo Information Technology Co., Ltd. (“WFOE”) in the PRC.

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business primarily through the VIE and the subsidiaries of the VIE. The Company, through the WFOE, entered into power of attorney agreements and an exclusive call option agreement with the nominee shareholders of the VIE that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements were entered into with the VIE through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIE’s activities and entitle the WFOE to receive a majority of its residual returns. In addition, the WFOE entered into an equity interest pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. The Company also agreed to provide unlimited financial support to the VIE for its operations.

Despite the lack of technical majority ownership, the Company has effective control of the VIE through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE Agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to the Company. In addition, through the other exclusive agreements, which consist of exclusive call option agreement, exclusive business cooperation agreement, and equity interest pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIE that could be potentially significant to the VIE. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and Accounting Standard Codification (“ASC”) topic 810, Consolidation (“ASC 810”).

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities (continued)

As of June 30, 2023, RMB100,630 of accounts receivable of the VIE were pledged or collateralized. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash	87,579	86,635	11,948
Restricted cash	5,579	150	21
Short-term investments	2,500	—	—
Accounts receivable	495,046	495,004	68,264
Prepayments and other current assets	53,515	47,078	6,492
Inter-group balance due from Parent and WFOE	18	—	—
Amounts due from related parties	3,876	1,430	197
Total current assets	648,113	630,297	86,922
Non-current assets:
Property and equipment, net	11,251	8,623	1,189
Intangible assets, net	101,603	101,516	14,000
Operating lease right-of-use assets, net	5,562	7,719	1,064
Goodwill	65,481	65,481	9,030
Deferred tax assets	12,000	20,466	2,822
Other non-current assets	140,272	146,234	20,167
Total non-current assets	336,169	350,039	48,272
Total assets	984,282	980,336	135,194
LIABILITIES:
Current liabilities:
Accounts payable	293,281	310,115	42,767
Accrued expenses and other current liabilities	68,821	96,050	13,246
Short-term debt	65,434	95,705	13,198
Short-term lease liabilities	3,276	4,422	610
Inter-group balance due to Parent and WFOE	58,489	—	—
Total current liabilities	489,301	506,292	69,821
Non-current liabilities:
Deferred tax liabilities	814	924	127
Long-term debt	1,303	1,583	218
Long-term lease liabilities	1,103	2,066	285
Other non-current liabilities	66,880	66,601	9,185
Total non-current liabilities	70,100	71,174	9,815
Total liabilities	559,401	577,466	79,636

The VIE’s net asset balance was RMB424,881 and RMB 402,870 (US$55,558) as of December 31, 2022 and June 30, 2023, respectively.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities (continued)

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive loss for the six months ended June 30, 2022 and 2023, respectively:

	Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Revenue	1,863,795	1,724,336	237,797
Net income	13,133	5,027	693

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the six months ended June 30, 2022 and 2023, respectively:

	Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Net cash provided by/ (used in) operating activities	12,892	(30,836)	(4,252)
Net cash provided by/ (used in) investing activities	45,165	(6,036)	(832)
Net cash (used in)/ provided by financing activities	(41,443)	30,280	4,176
Effect of exchange rate changes on cash	(182)	218	30
Net increase/(decrease) in cash	16,432	(6,374)	(878)

2.Summary of Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2022. Accordingly, these unaudited interim condensed consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2023. The consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, fair value of short-term investment, useful lives of property, equipment and intangible assets, incremental borrowing rate (“IBR”) applied in lease liabilities, impairment of long-lived assets, intangible assets and goodwill, purchase price allocation and fair value contingent consideration with respect to business combinations, valuation allowance for deferred tax assets, share-based compensation and fair value of intangible assets acquired associated with non-monetary transactions. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency

The functional currency of the Company, Quhuo BVI and Quhuo HK is the United States Dollars (“US$”). The functional currency of WFOE, the VIE and subsidiaries of the VIE located in the PRC is Renminbi (“RMB”). The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from remeasurement are included in the consolidated statements of comprehensive loss.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2513 on June 30, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash, cash equivalents and restricted cash

Cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash mainly represents cash reserved in a bank account for legal liability.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Company considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Short-term investments

Short-term investments consist of investments in structured notes with original maturities of greater than three months, but less than twelve months and investment in alternative investment fund, which is measured using the net asset value (NAV) per share as a practical expedient. The investment in the fund is redeemable on demand, subject to 30 days advance notice period.

Fair value measurements

Financial instruments of the Company primarily include cash, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities, other receivables, amounts due from and due to related parties, long-term investments, deposits, equity consideration payable, contingent consideration payable, short-term debt and long-term debt. The Company applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments are measured at fair value. Equity method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The carrying amounts of the remaining financial instruments, except for long-term debt and deposits, approximate their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2-Include other inputs that are directly or indirectly observable in the marketplace.

Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Leases

The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to not reassess 1) whether expired or existing contracts are or contain leases, 2) lease classification for any expired or existing leases as of the adoption date and 3) initial direct costs for existing leases as of the adoption date. The Company also made an accounting policy election to exempt short-term leases of 12 months or less form balance sheet recognition requirements associated with the new standard. The Company will recognize fixed rental payments for these short-term leases as a straight-line expense over the lease.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Leases (continued)

The Company leases offices and service stations to support its on-demand delivery solution services and leases vehicles to individual drivers for ride-hailing solution services. The Company classifies these leases as operating leases in accordance with ASC 842-10-25-2. The Company records an operating lease right-of-use (“ROU”) asset and lease liability based on the present value of the lease payments over the lease term at the commencement date. The Company excludes variable lease payments not dependent on an index or rate from the ROU asset and lease liability calculations and are recognize such amounts as expense in the period which it incurs the obligation for those. As the rate implicit in the Company’s leases are not readily available, the company estimates its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis, the amount of the lease payments in the same currency, for a similar term and in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. The Company recognize operating lease expense on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is ‘‘more likely than not’’ to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits, if any, will be recorded in the ‘‘other non-current liabilities’’ in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.Revenues

The following table presents the Company’s revenues disaggregated by revenue category. All revenues were generated in the PRC.

	Six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Revenue from contract with customers
On-demand delivery solution services	1,763,807	1,649,593	227,489
Mobility solution services	56,463	58,518	8,070
Housekeeping and accommodation solutions	43,370	25,719	3,547
Others	155	2,487	343
Total revenues	1,863,795	1,736,317	239,449

4.Short-term investments

The Company’s short-term investments included structured notes with maturities of one year or less and investment in alternative investment fund, which is measured using the NAV per share as a practical expedient. The following is a summary of the Company’s short-term investments:

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Structured notes	2,500	—	—
Investment in fund	61,855	63,056	8,696
Total short-term investments	64,355	63,056	8,696

For the six months ended June 30, 2022 and 2023, the Group recognized other income related to its structured notes RMB721 and RMB119 (US$16), respectively, in the consolidated statements of comprehensive loss.

For the six months ended June 30, 2022, and 2023, the Group recognized unrealized loss on fair value change of the investment of RMB(25,401) and RMB(1,027) (US$142) as other loss, net in the consolidated statements of comprehensive loss, respectively.

5.Accounts Receivable

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	502,177	500,862	69,072
Less: allowance for doubtful accounts	(7,131)	(5,856)	(808)
Accounts receivable, net	495,046	495,006	68,264

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Balance at beginning of year	(4,651)	(7,131)	(984)
Additions	(4,243)	—	—
Written off	1,763	1,275	176
Balance at end of year	(7,131)	(5,856)	(808)

Substantially all of the Company’s accounts receivable as of December 31, 2022 and June 30, 2023 are aged within 150 days.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.Leases

The Company’s operating leases mainly related to our office premises and on-demand delivery service stations. The total lease cost for the six months ended June 30, 2022 and 2023 was RMB 22,776 and RMB 19,439 (US$2,681), comprised of operating lease expenses of RMB 1,850 and RMB2,364 (US$326), and short-term lease expenses of RMB 20,926 and RMB17,075 (US$2,355) respectively. The weighted-average remaining lease term and weighted average incremental borrowing rate as of June 30, 2023 was 1.73 years and 4.71%, respectively.

The operating cash flows used in operating leases was RMB2,586 and RMB2,388 (US$329) for the year ended December 31, 2022 and six months ended June 30, 2023, respectively.

7.Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Rental and industry customer deposits (1)	100,443	106,944	14,748
Prepayments	33,802	33,237	4,584
Long-term investments	6,055	6,055	835
Total other non-current assets	140,300	146,236	20,167
(1)	The Company’s rental deposits are mainly paid to landlords for its various office spaces and are refundable upon termination of the leases. Industry customer deposits consist of refundable deposits paid to industry customers and are refundable upon termination of contracts with each customer. The Company evaluated the recoverability of the deposits periodically and recorded an allowance of nil and nil for the year ended December 31, 2022 and June 30, 2023, respectively.

8.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Amounts due to third-parties	33,157	44,180	6,093
Income tax payables	13,446	11,383	1,570
Other tax payables	12,025	—	—
Salary and welfare payables	33,262	19,215	2,650
Deposits received from ride-hailing drivers	3,234	3,220	444
Purchase consideration payable	15,845	15,739	2,171
Others	14,980	7,018	967
Total	125,949	100,755	13,895

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.Debt

Short-term Debt

The following table presents the Company’s outstanding short-term debt as of December 31, 2022 and June 30, 2023:

	Annual		As of	As of
Name	interest rates	Term	December 31, 2022	June 30, 2023
			RMB	RMB	US$
Short-term loans
East West Bank	5.00%	6 months	65,000	65,000	8,964
Xiamen International Bank	6.00%	6 months	—	15,000	2,069
Bank of Beijing	4.02%	1 year	—	10,000	1,379
Industrial Bank	3.80%	1 year	—	5,000	690
Long-term debt, current portion	9.99% - 10.46%	3-4 years	434	705	96
Total			65,434	95,705	13,198

In April 2021, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow RMB65,000 with an interest rate of 5.00%. The loan is intended for general working capital purposes and is guaranteed by the Company and secured by certain accounts receivables of the Company.

In December 2022, the Company entered into a banking facility agreement with Xiamen International Bank Co., Ltd. pursuant to which the Company is entitled to borrow RMB20,000 with an interest rate of 6.00%. The Company drew down RMB20,000 in February 2023 and repaid RMB5,000 in June 2023. The loan is intended for general working capital purposes and is secured by Hainan Xinying Technology Co., Ltd..

In February 2023, the Company entered into a banking facility agreement with Bank of Beijing Co., Ltd., pursuant to which the Company is entitled to borrow RMB10,000 with an interest rate of 4.02%. The Company drew down RMB3,000 in March 2023 and RMB7,000 in June 2023. The loan is intended for general working capital purposes and is secured by Beijing Quhuo Information Technology Co., Ltd..

In May 2023, the Company entered into a banking facility agreement with Industrial Bank Co., Ltd., pursuant to which the Company is entitled to borrow RMB5,000 with an interest rate of 3.80%. The Company drew down RMB5,000 in June 2023. The loan is intended for general working capital purposes and is secured by Hainan Xinying Technology Co., Ltd..

Long-term debt

The following table presents the Company’s long-term debt as of December 31, 2022 and June 30, 2023:

	Annual		As of	As of
	interest rates	Term	December 31, 2022	June 30, 2023
			RMB	RMB	US$
Long-term debt, current portion	9.99% - 10.46%	3-4 years	434	705	96
Long-term debt, non-current portion	9.99% - 10.46%	3-4 years	1,303	1,583	218
Total			1,737	2,288	314

The weighted average interest rate for all the outstanding borrowings was approximately5.18% and 5.12% as of December 31, 2022, and June 30, 2023 respectively.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.Income Taxes

The Company is incorporated in the Cayman Islands and conducts its primary business operations through subsidiaries and VIEs in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income nor capital gains. Additionally, upon payments of dividends by the Company to its shareholders, neither Cayman Islands nor BVI will impose withholding taxes. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong corporate income tax rate at 16.5% exempting foreign-derived income, and there are no withholding taxes in Hong Kong on remittance of dividends.

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the“EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. In 2020, Nantong Runda qualified for the requirements of small and micro-sized enterprise, and its first one million RMB of annual taxable income was eligible for 75% reduction and the taxable income between one million RMB and three million RMB was eligible for 50% reduction and the applicable CIT rate was 20%. In 2021, Nantong Runda did not qualify for the requirements of small and micro-sized enterprise, and the applicable CIT rate is 25%. In 2022, Nantong Runda qualified for the requirements of small and micro-sized enterprise, and its first one million RMB of annual taxable income was eligible for 12.5% reduction and the taxable income between one million RMB and three million RMB was eligible for 50% reduction and the applicable CIT rate was 20%. Hainan Quhuo, Hainan Xinying, Haikou Chengtu, Haikou Chengjing are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. Beijing Quhuo, a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) and was eligible for a preferential tax rate of 15% from 2020 to 2023.

The Company recorded a tax expense of RMB6,683 and tax benefit of RMB2,395 for the six months ended June 30, 2022 and 2023, respectively. The income tax is primarily driven by nondeductible share-based compensation expenses and unbenefited losses from continuing operations. Furthermore, the Company’s effective tax rates from continuing operations were 34% and (30%) for the six months ended June 30, 2022 and 2023, respectively. Changes in various permanent differences relative to our pre-tax income/loss from continuing operations had a favorable impact on the effective tax rate for the first six months ended June 30, 2023 compared to the same period prior year.

11.Loss Per Share

The rights of the holder of Class A and Class B ordinary shares were identical for all periods presented, except with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. The following table sets forth the computation of basic net loss per share for the following periods:

	Six Months End June 30,
	2022	2023	2023
	RMB	RMB	US$
Basic Loss Per Share
Numerator:
Net loss attributable to ordinary shareholders	(24,953)	(9,648)	(1,331)
Denominator:
Weighted average number of shares outstanding	46,841,258	56,441,811	56,441,811
Loss per share - basic	(0.53)	(0.17)	(0.02)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The effects of all outstanding options and other participating securities were also excluded from the computation of diluted loss per share as their effects would be anti-dilutive during the periods.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

12.Commitments and Contingencies

Contingencies

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigation relating to injuries caused by workforce and labor arbitration cases brought by disgruntled workforce, among others. The Company records a liability when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. With respect to the Company’s outstanding legal matters, based on its current knowledge, the Company believes that the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

13.Related Party Transactions

Names of the related parties	Relationship with the Company
Hainan Huiliu Tianxia Network Technology Co., Ltd.(“Hainan Huiliu”)	Entity controlled by a principle shareholder
Shenyang Bokai Network Technology Co., Ltd. (“Shenyang Bokai”)	Entity controlled by management

Amounts due from related parties as of December 31, 2022 and June 30, 2023 were as follows:

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Amounts due from related parties：
Hainan Huiliu	3,876	1,430	197

Amounts due from Hainan Huiliu were unsecured, interest-free and have fixed terms of repayment, which were advance made.

Transactions with related parties for the years ended December 31, 2022 and June 30, 2023:

	Six Months End June 30,
	2022	2023	2023
	RMB	RMB	US$
Labor consulting service received from:
Hainan Huiliu	41,747	21,693	2,992
Shenyang Bokai	1,388	—	—
Total	43,135	21,693	2,992

The Company received labor recruitment services from Hainan Huiliu and Shenyang Bokai and recorded labor recruitment cost in cost of revenues.

14.Restricted Net Assets

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve of the Company’s PRC subsidiaries and pledged or collateralized accounts receivable and property and equipment of the VIE, totaling approximately RMB196,015 (US$27,032) as of June 30, 2023.